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                             February 7, 2023

       John D. Murphy, Jr.
       Chief Executive Officer
       Hallmark Venture Group, Inc.
       5112 West Taft Road, Suite M
       Liverpool, NY 13088

                                                        Re: Hallmark Venture
Group, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed January 17,
2023
                                                            File No. 000-56477

       Dear John D. Murphy:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2022 letter.

       Registration Statement on Form 10

       Certain Relationships and Related Transactions., page 29

   1. We note your revisions in response to prior comment 1. Please revise the outstanding balance payable to Mr.
Murphy as a result of the foregoing loans as of September 30,
                                                        2022 or advise. Also
please disclose the balance of the settlement liability with Green
                                                        Horseshoe, LLC as of
the most recent practicable date. Also, revise your disclosure in this section to address
the October 5, 2022, $50,000 10% convertible promissory note issued to Selkirk
Global Holdings, LLC.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John D. Murphy, Jr.
Hallmark Venture Group, Inc.
February 7, 2023
Page 2

       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn D. Murphy, Jr.
                                                          Division of
Corporation Finance
Comapany NameHallmark Venture Group, Inc.
                                                          Office of Real Estate
& Construction
February 7, 2023 Page 2
cc:       Edward Normandin, Esq.
FirstName LastName